UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2026

COMMISSION FILE NUMBER 001-39081

BioNTech SE

(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On January 6, 2026, CureVac N.V. (“CureVac”) completed the previously announced post-offer reorganization in connection with BioNTech SE’s (the “Company”) exchange offer for all outstanding CureVac shares. As a result of the post-offer reorganization, the Company became the sole owner of CureVac’s business operations and no public shareholders continued to hold any CureVac shares.

In connection with the exchange offer and post-offer reorganization, the Company has amended its Articles of Association. An English translation of the Company’s current Articles of Association, which were registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Mainz, Germany effective as of December 30, 2025, is attached hereto as Exhibit 99.1. Exhibit 99.1 shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Prof. Dr. Ugur Sahin	By:	/s/ Dr. Sierk Poetting
	Name: Prof. Dr. Ugur Sahin		Name: Dr. Sierk Poetting
	Title: Chief Executive Officer		Title: Chief Operating Officer

Date: January 6, 2026

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Articles of Association of the Company